February 13, 2012
VIA COURIER AND EDGAR

Re:	The Carlyle Group L.P. Registration Statement on Form S-1 File No. 333-176685
Chambre Malone, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Ms. Malone:
        On behalf of The Carlyle Group L.P., we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 3 to the above-referenced Registration Statement relating to the offering of its common units representing limited partner interests, marked to show changes from Amendment No. 2 as filed on January 10, 2012. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.
     In addition, we are providing the following responses to your comment letter, dated February 3, 2012, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers

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in our responses refer to the page numbers of Amendment No. 3. The responses and information described below are based upon information provided to us by Carlyle.
General
1.	We note that you have amended your limited partnership agreement to require individual arbitration of any disputes relating to the agreement or the common units, including disputes arising under the federal securities laws. We have also reviewed the supplemental information counsel provided to us regarding this issue. In a phone call on February 1, 2012, we advised counsel that the Division of Corporation Finance does not anticipate that it will exercise its delegated authority to accelerate the effective date of your registration statement if your limited partnership agreement includes such a provision, so that the Commission would need to make any decision on a request for acceleration. Based on an article published today by Bloomberg, we understand that you have announced that you have decided to withdraw the proposed arbitration provision. Please confirm to us whether you intend to amend your limited partnership agreement to remove the mandatory individual arbitration provision.

Carlyle confirms that the limited partnership agreement of The Carlyle Group L.P. has been revised to remove the provisions requiring arbitration of disputes.
Prospectus cover page
2.	We note your disclosure that the limited partnership agreement “reduces or eliminates” duties owed by your general partner and “restricts the remedies” available to common unitholders. In view of the various provisions of your partnership agreement, including in particular Section 7.9, it is unclear what duties and remedies have not been eliminated. Please ensure that your prospectus clearly describes what duties and remedies remain or have been reduced, or revise your disclosure to clearly state that they have been eliminated.

Carlyle advises the Staff that it has enhanced the disclosure under the caption “Conflicts of Interest and Fiduciary Responsibilities” on pages 268 and 271 — 272 to clarify that the partnership agreement contains provisions that eliminate the fiduciary duties that otherwise would be owed by its general partner to the common unitholders and the partnership at law or in equity, and consequently, that its general partner will only be subject to the contractual duties set forth in the partnership agreement and to the implied contractual covenant of good faith and fair dealing.
Our Business, page 2
3.	We note your response to prior comment 2. Notwithstanding your cross-reference to your cash distributions and the difference between Distributable

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Earnings and such cash distributions for each period presented, please also disclose your actual distributions to provide sufficient prominence of these amounts.
Carlyle has revised the tables on page 3 of Amendment No. 3 to disclose cash distributions pursuant to U.S. GAAP for each period presented.
Demonstrated Record of Investment Performance, page 7
4.	We note your response to prior comment 4. Please also disclose how you determine when the total amount of proceeds received in respect of such investment represents a substantial majority of the invested capital.

Carlyle has enhanced the disclosure on pages 8, 141, 142, 153, 154 and 218 to clarify that an investment is considered partially realized when the total proceeds received in respect of such investment, including dividends, interest or other distributions and/or return of capital, represents at least 85% of invested capital and such investment is not yet fully realized.
Our Current Organizational Structure, page 11
5.	In addition to our comment below regarding the votes represented by the special voting unit, please clarify here whether there is any distinction between the “existing owners” described here and the “limited partners” of Carlyle Holdings.

Carlyle advises the Staff that at the time of the offering its existing owners will be the only limited partners of the Carlyle Holdings partnerships. Carlyle has revised pages 12 and 81 to so clarify.
Certain Corporate Governance Considerations, page 15
6.	Please revise to provide separate descriptive subheadings for the items you discuss in this section. We believe this revision will aid in highlighting for investors the key areas of your discussion. Please refer to Instruction 1 to Item 503 of Regulation S-K.

Carlyle has revised pages 16 — 17 of Amendment No. 3 to provide separate descriptive subheadings for the items discussed under “Summary—Organizational Structure—Certain Corporate Governance Considerations.”
7.	Please clarify your explanation of common unitholders’ rights to vote in the election of the board of directors of your general partner. The current disclosure is very detailed, and assumes that investors already have a thorough understanding of the structure of the company and Carlyle Holdings. We believe that additional context, focusing on the purpose or outcome of the detailed provisions would be helpful. For example, it should be clear:

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•	That in general, common unitholders will have no right to vote in the election of the board of directors of your general partner.

•	That the general partner’s board of directors will be elected under the terms of the general partner’s LLC agreement.

•	That the only exception giving common unitholders a right to vote in the election of the board of directors of your general partner would be if the existing owners held less than 10% of the voting power in Carlyle Group, L.P.

•	That your existing owners’ voting power in Carlyle Group, L.P. is represented by the special voting unit, which is voted by the Senior Carlyle Professionals.
Please revise your disclosure here and elsewhere in the prospectus where similar disclosure appears.

Carlyle has revised pages 16, 17 and 84 of Amendment No. 3 to clarify and facilitate a reader’s understanding of the aspects of its voting arrangements identified in the Staff’s comment.

8.	Where you state that common unitholders have “only limited voting rights”, please elaborate on what voting rights the common unitholders have. For clarity, this discussion should be distinct from the discussion of common unitholders’ right to vote in the election of directors of the general partner. We assume that other voting rights the common unitholders have do not turn on whether the existing owners’ 10% voting power condition is satisfied.

Carlyle has revised pages 16, 87 and 88 of Amendment No. 3 to provide disclosure regarding the types of matters on which common unitholders will be entitled to vote.

9.	Where you describe the special voting unit, you state that it will contain the number of votes equal to Carlyle Holdings partnership units held by the limited partners of Carlyle Holdings. Please clarify whether these limited partners are the same as the “existing owners” that you describe under “Our Current Organizational Structure” on page 11. Also clarify whether there are any votes associated with the Carlyle Holdings partnership units that Carlyle Group L.P. owns indirectly. If so, please clarify who holds these votes, and whether they are included in the special voting unit.

As noted above in response to the Staff’s comment 5, Carlyle has revised the disclosure on pages 12 and 81 to clarify that at the time of the offering its

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existing owners will be the only limited partners of the Carlyle Holdings partnerships. Carlyle also advises the Staff, and has revised the disclosure on pages 16 and 88 to so clarify, that the percentages of limited partner voting power in The Carlyle Group L.P. held by investors in the offering and by Carlyle’s existing owners will correspond with the percentages of the Carlyle Holdings partnership units that will be held by The Carlyle Group L.P. through its wholly-owned subsidiaries, on the one hand, and by Carlyle’s existing owners, on the other hand.
Cash Distribution Policy, page 91
10.	We note your response to prior comment 9. Please expand your disclosures to (i) separately present compensatory payments and distributions related to co-investments and (ii) explain for readers why you adjust for distributions related to co-investments and Mubadala.

Carlyle has revised its disclosures on page 93 of Amendment No. 3 to separately present compensatory payments and distributions related to co-investments and has provided additional disclosures on page 92 of Amendment No. 3 related to the adjustments for co-investments and the Mubadala investment.

11.	We note your disclosure in the last paragraph on page 92 that historical cash distributions include compensatory payments and distributions in respect of co-investments made by the owners of the Parent Entities. Please explain to us the nature and components of the compensatory payments that you include and exclude from line items in the table on page 93. Please tell us whether the compensatory payments include all of the compensation elements that you include in the Summary Compensation Table on page 250, and whether compensatory payments are limited to those elements. For example, please clarify whether you view payments made in respect of carried interest allocated to the Senior Carlyle Professionals and other personnel who work in those operations, as well as carried interest and other income from which your founders and others benefit through their ownership interests in the Parent Entities as “compensatory payments.” In this regard, we note that you intend to include the compensation expense associated with certain carried interest allocations on an accrual basis in your Summary Compensation Table. Please also clarify what other items make up the cash distributions, apart from compensatory payments and distributions related to co-investments.

Carlyle advises the Staff that the compensatory payments that have been included and excluded from line items in the table on page 93 consist of, and are limited to, the compensation elements included in the Summary Compensation Table under “Executive Compensation” — base salaries, annual cash bonuses and allocations to individual professionals of carried interest at the fund level. (Carlyle notes, of course, that compensatory payments relating to these fund-level carried interest allocations are presented on an accrual basis in the

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Summary Compensation Table and on a cash basis in the cash distribution table). As discussed below in response to the Staff’s comment 26, the carried interest and other income that is allocated to and received by the Parent Entities, whether or not distributed to the named executive officers and the other equity owners of Carlyle in respect of their ownership interests in the Parent Entities, is not compensatory. Accordingly, cash distributions, net of compensatory payments, distributions related to co-investments and distributions related to the Mubadala investment, represent distributions sourced from the income of the Parent Entities, such as the net income of management fee-earning subsidiaries and the Parent Entities’ share of the income of the fund general partners (which includes carried interest not allocated to investment professionals at the fund level). From and after the effectiveness of the IPO, such distributions will be made pursuant to the cash distribution policy described on pages 91 — 93, and shared by the holders of common units and the limited partners of the Carlyle Holdings partnerships, as described.
12.	Where you disclose cash distributions to your named executive officers net of compensatory payments and distributions in respect of co-investments, please disclose the amounts that represent the carried interest allocations distributed in cash to each named executive officer, and clarify whether those allocations are held directly by the named executive officers, or whether they flow through the Parent Entities.

As noted above in the response to the Staff’s comment 11, cash distributions related to allocations of carried interest at the fund level are one of the “compensatory payments” that have been excluded from the presentation of cash distributions to Carlyle’s named executive officers, net of compensatory payments and distributions in respect of co-investments. Amounts relating to such fund-level carried interest allocations are presented, on an accrual basis, in the Summary Compensation Table as an element of compensation to those of Carlyle’s named executive officers that receive such fund-level allocations. Carlyle respectfully submits that isolating and disclosing the portion of the cash distributions by the Parent Entities to any individual owner that was sourced from income derived by the Parent Entities from their residual interest in carried interest as opposed to other sources of Parent Entity income would not be meaningful to investors. Indeed, Carlyle believes such a presentation would be confusing and potentially misleading, since from and after the effectiveness of the IPO, distributions of carried interest retained by the firm will be made only pursuant to the cash distribution policy described on pages 91 — 93, proportionately to all holders of units in the Carlyle Holdings Partnerships, and will be intermingled with income from other sources (e.g., net management fees).
Assets Under Management, page 114
13.	We note your response to prior comment 12. You currently present subscriptions, net of redemptions as a line item in your rollforward of fee-earning AUM and AUM.

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Please further advise as to why you are not separately presenting redemptions as previously requested or revise your disclosures as necessary.

Carlyle advises the Staff that it has constructed the rollforwards of AUM and fee-earning AUM with a view towards facilitating an investor’s understanding of the material drivers of the changes in such measures during the periods presented. In this regard, Carlyle respectfully submits that subscriptions, net of redemptions is the most directly relevant driver of changes to AUM and fee-earning AUM, and accordingly, to the movements in significant components of Carlyle’s revenues, such as management fee revenues and incentive fee revenues, which result from changes in AUM and fee-earning AUM. It is only to the extent to which subscriptions to Carlyle’s hedge funds and open-end structured credit funds exceed or are exceeded by redemptions that they contribute to movements in AUM and fee-earning AUM. Carlyle accordingly believes that a presentation of gross subscriptions and gross redemptions does not convey material information about the underlying causes of changes in AUM and fee-earning AUM that is not already captured in the presentation of subscriptions, net of redemptions. Accordingly, Carlyle continues to believe that subscriptions, net of redemptions is the appropriate measure to present in the consolidated rollforwards of total fee-earning AUM and AUM, as well as in the rollforwards of Global Market Strategies fee-earning AUM and AUM. To the extent the Staff disagrees with the foregoing, Carlyle would request the opportunity to discuss this matter with the Staff.
Combined and Consolidated Results of Operations, page 117

General
14.	We note your response to prior comment 15. The combined and consolidated financial statements have been prepared on substantially the same basis for all historical periods presented; however, the consolidated funds are not the same entities in all periods shown due to changes in U.S. GAAP, changes in fund terms and the creation and termination of funds. Your response addresses the significant changes in consolidated funds due to the consolidation of certain CLOs as well as recent acquisitions. Please also address the impact of changes in fund terms and the creation and termination of funds and correspondingly quantify the impact that these changes had on your results of operations for each period presented if significant.

Carlyle advises the Staff that changes in fund terms and the creation and termination of funds did not have a significant impact on Carlyle’s results of operations for the periods presented on page 118 of Amendment No. 3 and discussed in the combined and consolidated results of operations.
Non-GAAP Financial Measures, page 127

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15.	We note your reconciliation of non-GAAP financial measures to their most directly comparable U.S. GAAP measure on pages 130 to 132. Note (3) to this reconciliation indicates that certain of the adjustments reflect the Company’s 55% interest in Claren Road and ESG. Based on your disclosures on page F-113, clarify why there are no adjustments related to AlpInvest. In addition, please revise Note (3) to the reconciliations for periods prior to your acquisition of these entities to delete this disclosure.

Carlyle advises the Staff that the reconciliation does reflect adjustments related to AlpInvest. Carlyle has revised Note (3) to the reconciliation on pages 130 - 132 of Amendment No. 3 to address the matters identified by the Staff.
Segment Analysis, page 132
Corporate Private Equity, page 132
16.	We note your response to prior comment 25 and the additional disclosures provided as part of your AUM discussion. As previously requested, please address how you determined the additional presentation and discussion of performance information for each period presented and/or of inception to date as of December 31, 2009 and December 31, 2010 as part of your fund performance metrics table would not provide additional meaningful information for each of your significant funds. We continue to believe that it would provide additional insight on your performance fees revenues recorded each period for each of your significant funds.

Carlyle respectfully submits that the periodic performance information that is material to an understanding of its consolidated and segment results of operations is already conveyed to the reader by the textual discussion of period appreciation/depreciation by fund type together with the other tabular performance information included within the “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” As disclosed in the registration statement, carried interest revenue is recognized by Carlyle upon appreciation of the valuation of a fund’s investments above certain return hurdles as set forth in its respective partnership agreement and is based on the amount that would be due to Carlyle pursuant to the fund partnership agreement at each period end as if the fund were liquidated at such date. Accordingly, inception to date performance is the performance measure that is most directly relevant to an understanding of the material drivers of changes in Carlyle’s performance fee revenues and results of operations. Carlyle would be grateful for the opportunity to discuss with the Staff any remaining concerns the Staff may have in this regard.
Real Assets, page 143

Global Market Strategies, page 155

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17.	To the extent applicable, please address the above comments related to your corporate private equity segment to your real assets and global market strategies segment disclosures.

Carlyle advises the Staff that the response above in response to the Staff’s comment 16 applies equally to its Real Assets, Global Market Strategies and Fund of Funds Solutions segments.
Liquidity and Capital Resources
Cash Flows, page 169
18.	Based on the amounts reported on your statements of cash flows, please help us understand how you arrived at the amount of cash flows from operating activities for your consolidated funds as well as cash flows from financing activities from your consolidated funds included in your cash flows discussion in MD&A.

Carlyle acknowledges the Staff’s comment. To provide better clarity to the reader in its disclosures, Carlyle has removed the separate disclosure of operating and financing cash flows related to Consolidated Funds.
Our Balance Sheet and Indebtedness, page 171
19.	On December 13, 2011, you entered into a new senior credit facility. Please disclose the significant terms of this new senior credit facility, including the amounts that will be available.

Carlyle has enhanced the disclosure on page 173 of Amendment No. 3 regarding the significant terms of the new senior credit facility, including the amounts that will be available.
Unaudited Pro Forma Financial Information, page 191
20.	We may have further comments once the pro forma financial information is completed.

Carlyle acknowledges the Staff’s comment.

21.	We note your response to prior comment 30. Please address the following:
•	For component (a), we note that the beneficial interests will be restructured from the Parent Entities to a separate legal entity which you will not consolidate. The underlying investment in the respective fund will remain in a subsidiary that you will consolidate. You will record investment income on the investments as “investment income (loss)” and allocate such income to “net income attributable to non-controlling interests in consolidated entities” for the

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portion of the investment income attributable to these beneficial interests. Please help us understand why you are reflecting amounts related to these beneficial interests in non-controlling interests in consolidated entities. It is not clear which consolidated entities these interests relate to, including if the interests are in the subsidiary that will hold the underlying investment;
Carlyle advises the Staff that the restructured beneficial interests will be beneficial interests directly in certain consolidated subsidiaries of Carlyle Holdings (primarily the consolidated general partners of the funds) and that those consolidated general partners also hold the underlying investment in the fund represented by those interests. Accordingly, after the reorganization, Carlyle will present the beneficial interests as non-controlling interests in consolidated entities. Carlyle has revised adjustments 1(a) on page 196 and 2(a) on page 207 of Amendment No. 3 to clarify the accounting for the restructured beneficial interests.
•	For the distribution of certain investments out of the Carlyle group in component (b) that are investments in certain CLOs, provide us with a better understanding of your historical accounting such that they investments were eliminated in consolidation. Further revise your disclosure to clarify how the elimination of such investments results in an increase to the loans payable of consolidated funds after the distribution of investments in certain CLOs; and
Carlyle advises the Staff that it currently has certain investments in its CLOs which are in the form of either debt securities issued by the CLO or equity interests in the CLO. For investments in CLOs that are consolidated, the CLO consolidation results in the elimination of Carlyle’s investment (asset) against the CLO’s loan payable (liability) or equity. Subsequent to the reorganization, when the investments in the CLOs will be held directly by their beneficial owners and not Carlyle, there will be no intercompany elimination adjustment to the consolidated CLO’s loan payable balance. Therefore, the impact of the reorganization results in an increase to the loans payable of consolidated CLOs as compared to the historical accounting. Carlyle has revised its disclosures to adjustment 1(a) on page 196 of Amendment No. 3 to clarify the pro forma adjustment.
•	For component (c), the carried interest rights attributable to retired senior Carlyle professionals will be restructured from the Parent Entities to an entity which you will not consolidate. The underlying carried interest associated with these rights will remain in a subsidiary you do consolidate. You will account for these carried interest rights as “non-controlling interests in consolidated entities” and will allocate income attributable to these carried interest rights to “net income attributable to non-controlling interests in consolidated entities” for the portion of the investment income attributable to these beneficial interests. Please help us understand why you are reflecting amounts related to these carried interest rights in non-controlling interests in

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consolidated entities. It is not clear which consolidated entities these interests relate to.
Carlyle advises the Staff that the carried interest rights held by Carlyle’s retired senior Carlyle professionals will be restructured such that they will exchange their existing carried interest rights (through their ownership interests in the Parent Entities) for an equivalent amount of carried interest rights in the general partners of Carlyle’s funds. Those general partners will be consolidated subsidiaries of Carlyle Holdings and will receive the underlying carried interest from the fund represented by those carried interest rights. As the retired senior Carlyle professionals will no longer have carried interest rights through the Parent Entities after the reorganization, but instead will have carried interest rights directly in the consolidated subsidiaries of Carlyle Holdings, Carlyle will present those restructured carried interest rights as non-controlling interests in consolidated entities.
22.	We note your response to prior comment 35. In a similar manner to your response, please show how the adjustment amount is calculated once the amount is determined.

Carlyle has revised adjustment 2(b) on page 199 of Amendment No. 3 to add a table to show how the adjustment amount will be calculated once the amounts have been determined.

23.	We note your response to prior comment 37. Please tell us why there do not appear to be any pro forma adjustments to non-controlling interests in consolidated entities related to the 45% of Claren Road and ESG that you did not acquire.

In both the Claren Road and ESG acquisitions, Carlyle determined that the interests retained by the sellers are liabilities, not equity classified instruments under U.S. GAAP. In accordance with ASC 810-10-45-17, a financial instrument issued by a subsidiary that is classified as a liability in the subsidiary’s financial statements is not a non-controlling interest because it is not an ownership interest. The interests issued to the previous owners are compensatory arrangements under U.S. GAAP, and as such are classified as liabilities and not non-controlling interests in Carlyle’s subsidiaries. Each of these transactions is further explained below.

Claren Road — Carlyle acquired 100% of the Class A interests issued by its Claren Road subsidiary, while the previous owners who continue to be involved in Claren Road’s management were issued newly authorized Class B interests. The Class A interests entitle Carlyle to 55% of the cash flow profits from Claren Road. The Class B interests entitle the holders, while employed by Claren Road, to 45% of the cash flow profits from Claren Road. Furthermore, Carlyle is required to redeem the Class B interests for cash (a separation payment) once the

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previous owners cease employment with Claren Road. The Class B cash redemption price is determined by a formula based on the individual’s years of service with Claren Road and the fair value of the Claren Road subsidiary at the date employment ceases. At December 31, 2010 (the date the transaction closed), if the Class B members had terminated their employment with Claren Road, Carlyle would have been obligated to repurchase the Class B interests for approximately $97 million in cash. After considering the various terms of the Class B interests, including their vesting provisions based on continued employment, Carlyle determined that the Class B interests are compensatory arrangements under U.S. GAAP. This conclusion is based on the provisions of ASC 805-10-55-24 and 55-25 and the determination that the Class B interests should be accounted for outside of the business combination, in accordance with other applicable U.S. GAAP. In applying the applicable U.S. GAAP, the Class B interests are not equity classified financial instruments and are therefore not non-controlling financial interests in Carlyle. The measured liability at December 31, 2010 of approximately $97 million is included in the table on F-20 in the line item “contingent and other consideration.”

ESG — Carlyle acquired 100% of the Class A interests issued by its ESG subsidiary, while ESG’s previous owners were issued newly authorized Class B interests. The Class A interests entitle Carlyle to 55% of the cash flow profits from ESG. The Class B interests entitle the holders, while employed by ESG, to 45% of the cash flow profits from ESG. If the holders of the Class B interests left ESG without good reason within nine years of closing, the Class B interests would be forfeited and revert back to Carlyle for no consideration. Following year nine, if still employed by ESG, there are mechanisms which permit the holders of the Class B interests to put their interests back to Carlyle for cash based in part on the fair value of ESG at that time. After considering the various terms of the Class B interests, including their vesting provisions based on continued employment, Carlyle determined that the Class B interests are compensatory under U.S. GAAP and should be accounted for outside of the business combination, in accordance with other applicable U.S. GAAP. In applying the applicable GAAP, the Class B interests are not equity classified financial instruments and are therefore not non-controlling financial interests in Carlyle. Under U.S. GAAP, Carlyle records compensation with an associated liability as the ESG employees vest into the award.

Carlyle has provided clarifying disclosures on pages F-20 and F-79 of Amendment No. 3.
Our Family of Funds, page 230
24.	We note your response to prior comment 38. We do not see notes (1) and (3) denoted your tables of funds. Please clearly identify which funds these notes relate to.

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Carlyle has revised the family of funds chart on page 231 of Amendment No. 3 to address the Staff’s comment.
Summary Compensation Table, page 250
25.	We note your response to comment 39 from our letter dated November 22, 2011. You have disclosed executive compensation information only for 2011. Since you were previously required to disclose executive compensation for 2010 in your registration statement, please revise your disclosure to include both 2010 and 2011 information. Please refer to Instruction 1 to Item 402(c) of Regulation S-K. Please also revise to disclose, or include a cross-reference to disclosure elsewhere of the cash distributions by the Parent Entities to your named executive officers in 2010.

Carlyle has revised the Summary Compensation Table on pages 250 — 251 of Amendment No. 3 to disclose executive compensation for both 2010 and 2011. In addition, Carlyle has revised the disclosure of cash distributions on page 93 cross-referenced immediately following the Summary Compensation Table to include the cash distributions to its named executive officers for both 2010 and 2011.

26.	We note your response to comment 40 in our letter dated November 22, 2011, in which you state that the carried interest retained by the Parent Entities that benefits the founders through their ownership interests in these entities is not reportable compensation under Item 402(a)(2) of Regulation S-K because it is not related to services that the founders render to the Parent Entities. Please note that Item 402(a)(2) of Regulation S-K is a broader disclosure requirement. It covers compensation that is paid by any person for all services rendered by named executive officers in all capacities to the registrant and its subsidiaries. In addition, we note that you have included carried interest as a primary element of your compensation program in your CD&A, which implies that you view the carried interest as compensation. Therefore, please revise CD&A and your Summary Compensation Table to reflect all of the compensation that your named executive officers earned in the form of carried interest.

Carlyle respectfully submits that the carried interest retained by the Parent Entities that benefits the founders and the other named executive officers through their ownership interests in those entities is not reportable compensation under Item 402(a)(2) of Regulation S-K, which covers compensation for “all services rendered in all capacities to the registrant and its subsidiaries,” because it does not relate to any services rendered by these executive officers to the registrant and its subsidiaries or to any other entity or entities. Carlyle advises the Staff that when it stated in its prior response that the founders, like the other owners of the Parent Entities, benefit from carried interest (and all other elements of income) retained by the Parent Entities as a result of their ownership interests in those entities and not as a result of any rendering of services by them to the Parent Entities, Carlyle

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referred to the Parent Entities simply because these are the existing parent entities in Carlyle’s organizational structure and not to imply that such benefit is received as a result of services being rendered to any other entity or entities. Carlyle advises the Staff that it included in the CD&A discussion regarding how the founders, together with the other equity owners of Carlyle, benefit from the carried interest and other income that is retained by the firm through their ownership interests in the Parent Entities not because this income is an element of compensation for the founders but rather because an understanding of the founders’ ownership interests is relevant to an understanding of the amounts and types of compensation the founders receive for their services to the registrant and its subsidiaries in the same way that disclosure regarding a named executive officer’s significant equity ownership in a corporate registrant may enhance the understanding of the amounts and types of compensation to that named executive officer (e.g., by reducing the need for compensatory equity awards).

27.	The narrative disclosure immediately preceding the table states that the All Other Compensation column includes the amount of compensation expense that you would have recorded on an accrual basis in respect of carried interest allocations at the level of the general partners of your funds if the offering had occurred on January 1, 2011. However, footnote (2) to the table states that the amount in this column represents your 401(k) matching contributions. Please revise the table to include the carried interest allocations, and indicate by footnote what portion of the total amount in the column is attributable to carried interest versus 401(k) contributions.

Carlyle advises the Staff that it has revised the relevant footnotes to the Summary Compensation Table on page 251 to indicate what portion of the total amount in the All Other Compensation column is attributable to carried interest versus 401(k) contributions.

28.	The narrative disclosure immediately preceding the table states that the amounts of carried interest reflected in the table are expense accruals, and do not represent actual cash distributions in respect of carried interest to your named executive officers. Please provide us with your analysis as to why disclosure of accrued expense, rather than cash, is appropriate to reflect the carried interest allocations. In your response, please address the fact that this expense may be negative in the event of a reversal of previously accrued carried interest due to negative adjustments in the fair value of a carry fund’s investments, and the resultant potential to disclose negative total compensation and the effect that such negative numbers may have on the determination of the three most highly compensated executive officers pursuant to Item 402(a)(3)(iii). See, e.g. Proxy Disclosure and Solicitation Enhancements, Securities Act Release No. 33-9052 (July 17,2009), 74 Fed. Reg. 35,076 at *35079 and Proxy Disclosure Enhancements, Securities Act Release No.33-9089 (December 23, 2009), 74 Fed.Reg. 68,334 at *68,338.

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Carlyle respectfully advises the Staff that it believes that expense accruals in relation to carried interest allocations, rather than actual cash distributions, are the appropriate measure for inclusion in the Summary Compensation Table in respect of this element of compensation. Expense accruals, in addition to being consistent with the financial accounting treatment, correlate with the performance of the underlying funds and, by proxy, the anticipated compensation relating to the performance of the applicable named executive officers, from year to year, whereas the actual cash distribution in respect of a carried interest allocation is dependent upon market and other conditions at the time a fund exits an investment and may not be reflective of performance in that fiscal year. Carlyle also notes that reporting compensation related to carried interest allocations at the time of cash distributions would generally delay the reporting of compensation. Notwithstanding the foregoing, Carlyle recognizes that there is the potential for negative amounts to be disclosed, as was the case in the equity awards columns of the Summary Compensation Table prior to the change to Item 402(c)(2)(v) and (vi) pursuant to the Proxy Disclosure Enhancements referenced in the Staff’s comment 28. Carlyle would not object to a determination by the Staff that, consistent with the treatment in the Summary Compensation Table of changes in pension plan value, negative amounts are not to be reflected in the Summary Compensation Table itself but disclosed in the footnotes.

As discussed below in response to the Staff’s comments 29 and 30, Carlyle advises the Staff that the use of expense accruals rather than actual cash distributions did not affect the identity of the named executive officers included in the Summary Compensation Table.

29.	Please tell us how disclosure of accrued expense versus cash distributions in respect of carried interest will impact total compensation shown in the table for each NEO, as well as how it will impact the identification of your three most highly compensated executive officers (other than principal executive and financial officers), whose compensation must be disclosed under Item 402(a)(3)(iii).

As noted below in response to the Staff’s comment 32, Carlyle has revised the Summary Compensation Table and related disclosures on pages 248 — 251 to include compensation information for Jeffrey W. Ferguson, General Counsel of Carlyle. As revised, the Summary Compensation Table and related disclosures include compensation information for all of Carlyle’s executive officers. Accordingly, the presentation of expense accruals rather than cash distributions in relation to carried interest allocations did not affect the identification of the executive officers of Carlyle whose compensation must be disclosed under Item 402(a)(3)(iii) of Regulation S-K.

Carlyle supplementally advises the Staff that during 2011 and 2010 cash distributions in respect of allocations of carried interest at the fund level were $16,034,593 and $409,508 respectively, for Mr. Youngkin and $2,185,306 and $1,204 respectively, for Mr. Ferguson. Mr. Youngkin and Mr. Ferguson are the

Securities and Exchange Commission	16	February 13, 2012
only executive officers of Carlyle who receive allocations of carried interest at the fund level.

30.	We note that the Summary Compensation Table includes information for your three co-principal executive officers and your principal financial officers. Item 402(a)(3) of Regulation S-K requires disclosure of compensation information for your principal executive officer, your principal financial officer, and your three most highly compensated executive officers other than the principal executive officer and principal financial officer. Please tell us why you believe your current disclosure satisfies this requirement, considering that you have not provided disclosure for any persons other than the principal executive officers and the principal financial officers.

Carlyle has revised the Summary Compensation Table and related disclosures on pages 248 — 251 to include compensation information for Mr. Ferguson. As revised, the Summary Compensation Table and related disclosures include compensation information for all of Carlyle’s executive officers.
Underwriting, page 319
31.	We note your disclosure in the first sentence of the penultimate paragraph on page 319 that affiliates of some underwriters own limited partnership interests in some of the funds you manage. Please specifically identify any underwriter that has a material relationship with the company, whether through fund investments or otherwise, and state the particular nature of the relationship. See Item 508(a) of Regulation S-K.

Carlyle has revised the disclosure in the first sentence of the penultimate paragraph on page 317 to clarify that limited partnership interests owned by the underwriters and/or their respective affiliates were acquired in the ordinary course of their various business activities. Carlyle respectfully advises the Staff that it believes that no underwriter has a material relationship with Carlyle, whether through fund investments or otherwise, that would require additional disclosure in Amendment No. 3. To the extent additional underwriters participate in the offering, Carlyle will revise its disclosure if necessary to disclose any material relationships of such additional underwriters with Carlyle that would be required to be disclosed.
Financial Statements

Notes to the Financial Statements

Note 1. Organization and Basis of Presentation, page F-11
32.	We note your response to prior comment 44. The individual partners are each subject to voting rights agreements at the four Partner Holdings Entities. Please

Securities and Exchange Commission	17	February 13, 2012
confirm that the voting rights agreements contractually bind all of the individual partners to vote together.

Carlyle confirms to the Staff that the voting rights agreements governing the Partner Holding Entities contractually bind all of the individual partners to vote together. That is, by entering into these agreements, Carlyle’s individual partners are bound to all decisions made pursuant to the voting requirements outlined in the agreements.
Note 2. Summary of Significant Accounting Policies
Cash and Cash Equivalents, page F-17
33.	We note your response to prior comment 45. In regard to the legal entities which hold cash reserves from carried interest distributions, please help us understand your rights to this cash, including whether there are any limitations or restrictions.

Carlyle advises the Staff that in conjunction with the granting of a carried interest right in Carlyle’s carry funds, the individual receiving the carried interest right executes an agreement that contains a term whereby the individual pledges his/her interest in all their carried interest distributions across all funds (including the cash reserves held in these legal entities), as well as their individual co-investments and other cash flows from Carlyle, as collateral for their portion of any giveback obligation that becomes payable to a fund. As a result of this governing agreement, there are no limitations or restrictions on Carlyle’s ability to use the portion of cash reserves attributable to an individual to repay that individual’s portion of a giveback obligation.
Note 3. Acquisitions and Acquired Intangible Assets
Acquisition of Claren Road Asset Management, page F-20
34.	We note based on your disclosures provided on page 103 that you acquired 55% of Claren Road. We have the following comments regarding this acquisition.
•	Please disclose the percentage acquired in your notes to the financial statements;
Carlyle has revised its disclosure on page F-20 of Amendment No. 3 to indicate the percentage of Claren Road that was acquired.
•	Please disclose the estimated fair value of non-controlling interests in the Claren Road acquisition as part of the summary of assets acquired, liabilities assumed, and non-controlling interests at the acquisition date. Refer to ASC 805-20-50-1(e); and

Securities and Exchange Commission	18	February 13, 2012
Carlyle refers the Staff to its response to comment 23 for information related to the accounting for the Claren Road acquisition.
•	Please address the need to reflect the two consolidated Claren Road-managed hedge funds within your purchase accounting disclosures.
Carlyle has revised its table of the fair value of assets acquired, liabilities assumed, and non-controlling interests from the Claren Road acquisition on page F-21 of Amendment No. 3 to reflect the two consolidated Claren Road-managed hedge funds.
Unaudited Financial Statements
35.	Please address the above comments, as applicable.

Carlyle advises the Staff that, to the extent applicable, it has revised the unaudited financial statements to address the above comments.
Notes to the Financial Statements

Note 3. Acquisitions and Acquired Intangible Assets, page F-79
36.	You indicate that the acquisition-date fair value of the contingent consideration was $15.5 million and $60.4 million for the AlpInvest and ESG acquisitions, respectively. Please clarify why these obligations are not reflected in the estimated fair value of assets acquired and liabilities assume, and non-controlling interest presented in the table on page F-80.

Carlyle respectfully advises the Staff that the contingent consideration is a component of the consideration transferred in the acquisition and is recorded as a liability, at fair value, in Carlyle’s combined and consolidated balance sheet. Similar to the other forms of consideration transferred in the acquisitions (i.e., cash and equity interests), it is measured at fair value with the total consideration compared to the fair value of assets acquired, liabilities assumed, and non-controlling interests in the acquired companies. The resulting goodwill is the excess of the fair value of the consideration transferred (which includes the fair value of the contingent consideration) over the fair value of assets acquired, liabilities assumed, and non-controlling interests (which are the assets, liabilities, and non-controlling interests in AlpInvest and ESG and the related intangible assets acquired).

Carlyle has revised its disclosures on page F-80 of Amendment No. 3 to provide additional clarification.

37.	In your purchase price allocations for AlpInvest and ESG, you present

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noncontrolling interests in consolidated entities for AlpInvest and ESG. It appears that these amounts relate to noncontrolling interests in the funds that you are consolidating upon acquisition of AlpInvest and ESG. Please also disclose the estimated fair value of non-controlling interests related to the 60% of AlpInvest and 45% of ESG that you did not acquire as part of the summary of assets acquired, liabilities assumed, and non-controlling interests at the acquisition date. Refer to ASC 805-20-50-1(e).

Carlyle respectfully advises the Staff that the amount reported for non-controlling interests in consolidated entities for the AlpInvest acquisition on page F-80 of Amendment No. 3 includes the estimated fair value of the 40% non-controlling interest in AlpInvest, in addition to the non-controlling interests associated with the consolidated AlpInvest funds. As it relates to ESG, the only non-controlling interests in this acquisition relate to consolidated ESG funds. Carlyle refers the Staff to its response to the Staff’s comment 23 for additional information.

38.	We note your response to prior comment 32. In a similar manner to your disclosures on page F-36 related to the equity interests issued to Mubadala, please disclose the assumed total company valuation used to value the equity interests transferred or contingently issuable related to these acquisitions.

Carlyle has revised its disclosure on page F-80 of Amendment No. 3 to include the assumed valuation used to value the equity interests issued in the acquisitions. Carlyle supplementally advises the Staff that the total value of the equity interests issued in connection with the acquisitions was approximately $7 million.
Note 14. Segment Reporting, page F-113
39.	With the acquisitions of AlpInvest and ESG, you revised how to evaluate certain financial information to include adjustments to reflect your ownership interests. Your segment presentation has been updated to reflect this change, including conforming the prior period presentation. Given the fact that you acquired these entities on July 1, 2011, please clarify what conforming adjustments were necessary in the prior period presentation. Please further clarify in your disclosures the nature of the changes made as well as if the changes impacted the reporting of any other entities aside from AlpInvest and ESG.

Carlyle advises the Staff that the adjustments to its segment reporting only relate to the presentation of Carlyle’s economic interests in Claren Road, AlpInvest, and ESG. As Carlyle acquired these businesses on December 31, 2010 (Claren Road) and July 1, 2011 (AlpInvest and ESG), there was no impact to the presentation of its segment results for 2010 and prior years as a result of this change in presentation. Carlyle has revised its disclosures on page F-113 of Amendment No. 3 to provide additional clarification on the change in presentation and periods affected.

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Exhibit Index, page II-1
40.	Please file the limited liability company agreement of your general partner, Carlyle Group Management, L.L.C.

Carlyle advises the Staff that it has filed the limited liability company agreement of its general partner, Carlyle Group Management L.L.C.
*       *       *       *       *
     Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Pamela Long, Esq.
Nudrat Salik
Jeanne Baker

The Carlyle Group L.P.
Jeffrey W. Ferguson, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
Phyllis G. Korff, Esq.
David J. Goldschmidt, Esq.